BKF CAPITAL GROUP, INC.

225 N. E. Mizner Blvd., Suite 400

Boca Raton, FL 33432

Phone: 561.362.4199

Fax: 561.362.47.22

August 20, 2012

VIA FED EX OVERNIGHT DELIVERY

Ms. Sherry Haywood

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	BKF Capital Group, Inc.
File No. 1-10024
Form 10-K for Fiscal Year Ended December 31, 2011 (filed April 15, 2012)

Dear Ms. Haywood,

BKF Capital Group, Inc. (the “Company” or “BKF”), hereby responds to the Commission’s comment letter, dated July 16, 2012, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2011, which was filed on April 16, 2012 (the “2011 10- K”). We shall respond to the Staff’s two comments separately below.

Comment No. 1.	Item 13. Certain Relationship and Related Transactions (page 22)

Please explain to us the current terms of your royalty fee sharing arrangement and whether you will continue to receive royalty payments in the future. We note that you received royalty payments for the year ended December 31, 2011 although you disclosed that the agreement under which the royalties were received expired on September 30, 2010.

Response: BKF currently has no royalty fee agreements in place. Prior to 2006, BKF was engaged in the business of asset management. During 2005 BKF was the subject of a shareholder initiated proxy contest to replace the existing board of directors of BKF and thereafter a change in management ensued. BKF entered into a separation agreement, dated as of August 22, 2005 (the “JAL Agreement”) with John A. Levin (“JAL”), BKF’s prior chief executive officer, that provided among other things, that in the event JAL derives revenue from prior BKF clients, then JAL will pay to BKF a fee equal to 15% of the annual revenues collected by JAL for a period of five years commencing October 1,

BKF CAPITAL GROUP, INC.

225 N. E. Mizner Blvd., Suite 400

Boca Raton, FL 33432

Phone: 561.362.4199

Fax: 561.362.47.22

Ms. Sherry Haywood

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 20, 2012

Page two

2005. Under the JAL Agreement, BKF received quarterly revenues of approximately $300,000 per quarter or $1,200,000 per year. BKF previously filed the JAL Agreement as an exhibit to a Current Report on Form 8-K filed on August 24, 2005.

Thereafter BKF suffered a mass exodus of its money managers and by the end of 2006 BKF had ceased engaging in the business of asset management. In March 2006, BKF entered into an agreement with Frank Rango, a former BKF employee, whereby BKF transferred its interest in an investment partnership known as L.R.K. Savings, L.P. (the “Rango Agreement”) and Mr. Rango would pay BKF a fee equal to 15% of the annual revenues collected by Mr. Rango for a period of five years commencing on March 31, 2006. Under the Rango Agreement, BKF received annual revenues of approximately $20,000 or less per year.

The current management of BKF took control of the Company in September 2008. At that time BKF established a book keeping account called “Royalties” in order to track the revenue received by BKF under the JAL Agreement. The JAL Agreement terminated on September 30, 2010. In fiscal year 2010, BKF recorded all revenues received under the JAL Agreement.

The Rango Agreement did not expire until March 31, 2011 and under the Rango Agreement, BKF was paid on an annual basis following year end. During 2011, BKF received $17,360 under the Rango Agreement for the period January 1, 2010 through December 31, 2010. The Rango Agreement terminated on March 31, 2011. During 2012, BKF received $5,664 as the final payment under the Rango Agreement for the period January 1, 2011 through March 31, 2011.

In the 2011 10-K, BKF reported the $17,360 received under the Rango Agreement as Royalties. In its quarterly report on Form 10-Q for the quarter ended June 30, 2012, BKF reclassified its accounts and removed the Royalties account. Accordingly, BKF reported the $17,360 received under the Rango Agreement as non operating other income.

BKF does not expect to receive any future revenues under the JAL Agreement or the Rango Agreement.

BKF CAPITAL GROUP, INC.

225 N. E. Mizner Blvd., Suite 400

Boca Raton, FL 33432

Phone: 561.362.4199

Fax: 561.362.47.22

Ms. Sherry Haywood

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 20, 2012

Page three

Comment No. 2.	Signatures (page 26)

In future filings, please ensure that your principal financial officer and your controller or principal accounting officer signs the annual report. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. Please see General Instruction D(2)(a) and (b) on Form 10-K for information on required signatures.

BKF acknowledges that the 2011 10-K did not indicate that it was signed by BKF’s principal financial officer. In all future annual reports, BKF shall, in accordance with the instructions to Form 10-K, have the report signed by BKF’s principal executive officer and its principal financial officer and BKF shall indicate next to such signatures all positions held by each signatory to the annual report on Form 10-K.

Please be advised that the BKF and its management acknowledge that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions concerning the above or if you require any additional information.

Very truly yours,

/s/

Steven N. Bronson, President